UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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AMERICAN EXPRESS CORPORATION


PETER W. LINDNER, . Case No. 06cv3834 (JGK-THK)
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Plaintiff, .
..
vs. .
..
New York, New YorkThursday, March 29, 2007

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and QING LIN, .
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Defendants. .
.. . . . . . . . . . . . . . . .


TRANSCRIPT OF SETTLEMENT CONFERENCE
BEFORE THE HONORABLE THEODORE H. KATZ
UNITED STATES DISTRICT JUDGE


APPEARANCES:


For the Plaintiff:
Thomas John Luz, Esq.
PEARCE & LUZ, LLP
1500 Broadway, 21st Floor
New York, New York 10036


For the Defendants:
Jean Young Park, Esq.
KELLEY, DRYE & WARREN, LLP (NY)
101 Park Avenue
New York, New York 10178


 Jason K. Brown, Esq.
AMERICAN EXPRESS CO.
American Express Tower
200 Vesey Street
New York, New York 10285


Audio Operator:
Electronically Recorded
by Court Personnel


Transcription Company:
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Proceedings recorded by electronic sound recording, transcript produced by transcription service.



(Proceedings commence.)


THE COURT: -- and the parties in Lindner vs. American
Express, 06-cv-3834 have been here since was it 10 or 11? 10 this morning.


After much discussion, I'm pleased that they've worked out the terms of an agreement, which we're going to put on the record now. It's going to be embodied in a writing that I expect to be executed sometime next week.


Ms. Park is going to take -- you're going to draft the document and send it to Mr. Luz?


MS. PARK: Yes, Your Honor.


THE COURT: Okay. Ms. Park, do you want to outline the terms of the agreement?


MS. PARK: Yes, Your Honor. The material terms of the settlement agreement and relief will include the issuance of -or settlement payment of xxxxxx to Mr. Lindner, which will include his attorneys' fees. And this payment will issue on a 1099 basis. To the extent that Mr. Lindner would like his attorneys' fees of xxxxxx paid in a separate check, we agree and are amenable to issuing a separate check to Thomas J. Luz, as attorney for Peter W. Lindner, and a Form 1099 would issue for that, I believe it's $xxxxx, to Mr. Luz or his firm, as well as Mr. Lindner.


We would want, obviously, a stipulation of discontinuance to be filed with the Court within ten days of



Mr. Luz's receipt of a signed agreement and settlement of payments from American Express and, in exchange for which, we would like some standard clauses: The agreement to withdraw any and all pending or other charges; a non-admission provision; comprehensive release of any and all claims up through the date of the execution of that release; and a no-application and no re-employment provision which would include -- which would prohibit or preclude Mr. Lindner from working for the company or any of its subsidiaries or affiliated companies in any capacity, whether as an employee or an independent contractor or consultant. He would also agree that we would -- if he became employed in violation of this provision, that we would have the immediate right to terminate his employment.


This no-employment and no-application provision would not preclude Mr. Lindner from working as a consultant for a company who does business with American Express; it would simply preclude him from working on any American Express of American Express affiliate project.


We would also agree -- the company would agree, in exchange for -- also, we -- I'm sorry.


The company would also require Mr. Lindner's agreement to irrevocably -- with respect to Mr. Lindner's shareholder activities -


MR. BROWN: And I'll read this. This is Jason Brown,



counsel for American Express.


That Mr. Lindner, acting alone or in concert, directly or indirectly, will not submit any shareholder proposal under Rule 14(a)(8) under the Securities and Exchange Act of 1934, or any other rule under that Act, as amended, or any successor rule;


He will not under American Express Company's bylaws nominate himself or anyone else to run for board of directors;


That he cannot bring any item for action before any meeting of shareholders of American Express Company;


He cannot attend any shareholders meetings;


He cannot engage in any solicitation of proxies under any regulation or rule of the Securities Exchange Act of 1934 in opposition to the company's own proxy solicitation;


He cannot request a shareholder list under any Securities laws, being federal laws or state laws;


He must remove his website regarding his proxies or any, I guess, shareholder activity and will not in the future post any such website.


MS. PARK: Or engage in any disparagement of the company, including disparaging blogs on the internet, in exchange for which we would agree to provide Mr. Lindner with a letter addressed to Fisher Jordan, and that letter would provide:


"Dear Sirs, please be advised that Peter Lindner and



American Express were parties to an agreement whereby American Express agreed to instruct and direct the following company employees not to disclose any information regarding Mr. Lindner's employment or termination of employment from the company to any person outside of the company, and to direct all requests for references or inquiries received by such employees regarding Mr. Lindner to the appropriate human resource individuals: Qing Lin. To the extent Mr. Lin said anything about Peter Lindner's employment, other than referring him to human resources, we regret such statement. Sincerely, American Express Human Resources."


In addition -


MR. LINDNER: I'm sorry. Can you read that last line there, the -


THE COURT: To the extent?


MS. PARK: Yes. "To the extent Mr. Lin said anything about Peter Lindner's employment, other than referring him to human resources, we regret such statement."


MR. LINDNER: Okay.


MS. PARK: In addition, the company agrees to provide
-- furnish Mr. Lindner with a neutral letter of reference which will state:


"To whom it may concern: This is to confirm that Peter W. Lindner was employed by American Express from --" whatever start date he became employed to whatever date his termination was -- "as a computer programmer, senior manager.
Mr. Lindner's annual salary at the time of his separation from the company's employ was 75,000. Sincerely, American Express
Human Resources."


In addition, the company has committed to use its best efforts to determine whether Qing Lin had any communication with a -- his name is David Lin?


MR. LUZ: (Unidentified.) Yes.


MS. PARK: David Lin at CitiGroup. Mr. Lindner has agreed to provide the company, by and through his attorney Tom
Luz, with the CitiGroup telephone numbers and a period of time, a discreet period of time over which he believes Mr. Lin, Qing
Lin would have spoken with David Lin from CitiGroup.


Mr. Brown has agreed to then inquire of Mr. Lin whether any such -


MR. BROWN: Which Lin?


MS. PARK: Will inquire of Qing Lin whether any such communication with David Lin took place and, also, to review
Mr. Lin's telephone records to the extent that such review is feasible.


In the event that the company determines that a conversation between Qing Lin and David Lin took place, the company would so advise Mr. Lindner by and through his attorney and will agree to issue to David Lin at CitiGroup the following letter:



"Dear Mr. David Lin: Please be advised that Peter
Lindner and American Express were parties to an agreement whereby American Express agreed --" should I read the entire paragraph again?


MR. LUZ: No, I think it's -


MR. BROWN: If it's in the same form as -


THE COURT: It's the same letter as it -


MS. PARK: It's the same letter, same form, that we would be issuing to Fisher Jordan.


MR. LUZ: That's fine, thank you.


MR. LINDNER: And it might also be to that other manager whose name just escapes me. I'm sorry.


MS. PARK: No, it -


MR. LINDNER: At CitiGroup.


MS. PARK: No. There's one person and one person only


that is CitiGroup. That is David Lin.
MR. LINDNER: No. It's Alan Katz (phonetic) or Alan -
MR. LUZ: There was one other person that we were supposed to get you the name of.


MR. LINDNER: Remember? And I said I couldn't find -but he was the boss so I said, you know, David Lin might have already acted in violation of the EEOC rules and violated -so, you know, that's the person that -- I think it's Alan Katz, but I forget his name.



MS. PARK: So what are we -


MR. LINDNER: You would be writing the identical letter to the second person.


THE COURT: If he had communication with him.


MR. LINDNER: If he had communicated -- if Qing admits it or if Qing says it didn't happen and it turns out he did.


THE COURT: So you would be ascertaining whether Qing
Lin had any contact with either David Lin or Alan -


MR. LUZ: Okay. Can we go off the record for one second?


THE COURT: What's his name?


MR. LINDNER: It might be Alan Kap -- Alan Katz. I forget.


MR. LUZ: We'll get you the information.


THE COURT: Do you want to -- can you stop the tape for a minute?


(Recess taken.)


(Proceedings resume.)


MR. LINDNER: Are we on the record again?


THE COURT: Yes.


MS. PARK: We will agree, as per the settlement of June 2000, we will re-commit to directing and instructing -actually, we didn't finalize that -- the list of employees. We will agree to commit to instructing and directing the list of employees, presumably, Ash Gupta (phonetic), Qing Lin, Jason



Brown, and Harold Schwartz, not to disclose any information regarding Mr. Lindner's employment or the termination of that employment, and we will also direct these individuals so listed to forward any requests for references or inquiries from prospective employers to human resources.


We will further commit that we will agree only to disclose Mr. Lindner's dates of employment, positions held, and final salary in response to any inquiries from prospective employers.


We will require of Mr. Lindner a commitment to direct any and all prospective employers and -- whether he's being looked at as a consultant or a regular employee, any prospective employer to refer to human resources. And we will be providing Mr. Lindner with a 1-800 number which we expect him to agree to use when advising prospective employers of reference information from American Express.


MR. LINDNER: Can you repeat that because, you know, I'm not allowed to call that 800 number. I tried calling it and they don't speak to the employees. They only speak to employers, and they have to pay money. So -


THE COURT: That's what the requirement is, is that's the number you're to give the prospective employer.


MR. LINDNER: Yeah. I have no problem giving it. But
I'm -- you know, if they ask about whom, you know, who I work with, I'm not going to, you know, lie, or I'm not going to withhold the name of Qing Lin or anything like that.


THE COURT: That was not requested in that provision.


MR. LUZ: That's not part of the -- yeah. That was never part of the agreement.


MR. LINDNER: Okay. The -


MR. LUZ: Let her finish, please.


MR. LINDNER: Okay. I thought she said that already.


MR. LUZ: Let her finish.


(Counsel confer.)


MS. PARK: The company, finally and further, agrees to a prevailing party provision which will provide that if the company breaches in any material aspect the neutral reference provisions of the agreement, and Mr. Lindner thereafter brings suit as a result of such material breach and prevails at trial, the company would agree to pay Mr. Lindner on top of whatever contract damages he would have a liquidated damage amount of $xxxxx.


THE COURT: Anything else?


MR. LUZ: Just that the terms that were discussed on the record, or the language used, may be modified by the attorneys in writing.


MS. PARK: Well, specifically, with respect to the cease and desist, the standstill provision, which we need to -


THE COURT: Yeah. There's some detail they need to get from people who aren't there today, but that will be worked out with the attorneys.


MS. PARK: Right. But the letters as read into the record, those are final. The verbiage in the letters to Fisher
Jordan, the neutral reference, that language is final.


THE COURT: Did you also indicate that the terms of this agreement would be maintained as confidential?


MS. PARK: Yes. There would be -- all the other standard terms and conditions of the agreement would be -- I guess of the prior agreement. So there would be the non-admission; there would be a requirement that the agreement be kept confidential. I see there's an indemnification provision and a hold-harmless provision. If the taxing authorities determine that we have not properly characterized the settlement payment, we would ask that that indemnification provision also apply to this agreement.


We would want a no-further-consideration provision and choice of law provision, State of New York, and -


MR. LUZ: Your Honor, would the Court retain jurisdiction for enforcement of this agreement?


THE COURT: Well, this is what we're going to do, if that's what you want. That would have to, I guess, be in the stipulation of discontinuance. But if you want the agreement itself to be confidential, then the Court can't really sign the agreement.


MR. LUZ: But they could drop the confidentiality.



MR. BROWN: That's not going to happen.


MS. PARK: No.


THE COURT: So what you would do is, you know, you have a confidential settlement agreement, you have a separate stipulation of discontinuance, and if the parties are agreeable that any violation of the agreement the Court would retain jurisdiction to enforce the terms of the agreement, that could be in the stipulation that Judge Koeltl signs, without him having to sign the actual agreement so you can maintain the confidentiality of the agreement.


MS. PARK: We would be amenable to that, Your Honor.


MR. LUZ: Okay, good. Thank you.


THE COURT: Anything else?


MR. LUZ: We have -- no.


Your Honor, those are acceptable to us. As Mr. Brown said, we'll work out the language in the agreement.
THE COURT: Okay. So, Mr. Lindner -(
Counsel confer.)
MR. LUZ: Why don't we see what you draft, and if there's anybody we think of, we'll add to the list.
THE COURT: So, Mr. Lindner, are these terms acceptable to you?


MR. LINDNER: Yes. I mean, as you said, both sides walk away unhappy. I'm certainly unhappy, but I see the merit in what you said in that it would -- you know, I can get on with my life.


THE COURT: So you're agreeing to this?


MR. LINDNER: Yes, I am.


THE COURT: Okay. And, Mr. Brown, on behalf of
American Express, you're agreeing to the terms of this agreement?


MR. BROWN: Yes, Your Honor.


THE COURT: Okay. I'm very happy that after all this time you were able to work it out, and what I'll tell Judge
Koeltl is that he should expect, hopefully, a stipulation by the end of next week. And let me know if there's any issues, okay?


(Proceedings concluded.)


*****


CERTIFICATION


I certify that the foregoing is a correct transcript from the electronic sound recording of the proceedings in the above-entitled matter to the best of my knowledge and ability.



(Stamp comment
Cathy Steve
4/3/2007 2:11:38 PM
blank)
______________________________________ April 3, 2007
Cathryn Lynch, N.J. Cert. No. 565
Certified Court Transcriptionist
For Rand Transcript Service, Inc.